UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    MCG Capital Corporation
    (MCGC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

    May/2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   5/1/02   |   P    |   |      2,000    | A   |  $19.14  |              |   01    |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   5/1/02   |   P    |   |      6,600    | A   |  $19.15  |      01      |   01    |    01    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P. ("GSCP II Germany"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1998, L.P. ("Stone 1998"), Bridge Street Fund 1998, L.P. ("Bridge 1998" and, together with GSCP II, GSCP II Offshore, GSCP II Germany, and Stone 1998, the "Limited Partnerships"), Stone Street 1998, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with the Limited Partnerships, GS Advisors, GS Advisors II, GS oHG, Stone GP and Goldman Sachs, the "Reporting Persons"). The principal business address for each of Goldman Sachs, GS Group, GSCP II, GS Advisors, GS Advisors II, Stone 1998, Bridge 1998, and Stone GP is 85 Broad Street, New York, New York 10004. The principal business address for GSCP II Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: The securities reported herein as purchased were purchased by Goldman Sachs, as part of baskets which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. The sales were part of approved baskets and therefore not reported. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Persons other than GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned directly by Goldman Sachs.

Goldman Sachs and GS Group may be deemed to beneficially own indirectly in the aggregate 6,037,500 shares of Common Stock through the Limited Partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of certain of the Limited Partnerships. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaims beneficial ownership of the shares of Common Stock owned by the Limited Partnerships except to the extent of its pecuniary interest therein.

GSCP II beneficially owns directly and its general partner, GS Advisors, may be deemed to beneficially own indirectly 3,895,303 shares of Common Stock.

GSCP II Offshore beneficially owns directly and its general partner, GS Advisors II, may be deemed to beneficially own indirectly 1,548,550 shares of Common Stock.

GSCP II Germany beneficially owns directly and its managing partner, GS oHG, may be deemed to beneficially own indirectly 143,679 shares of Common Stock.

Bridge 1998 beneficially owns directly and its managing general partner, Stone GP, may be deemed to beneficially own indirectly 104,344 shares of Common Stock.

Stone 1998 beneficially owns directly and its general partner, Stone GP, may be deemed to beneficially own indirectly 345,624 shares of Common Stock.

Each of GS Advisors, GS Advisors II, GS oHG and Stone GP disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II, L.P.


By:  s/ Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact



GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS, L.L.C.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS II, L.L.C.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET FUND 1998, L.P.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1998, L.P.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET 1998, L.L.C.


By:  s/ Roger S. Begelman
     ------------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact

Date:  June 10, 2002


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.